April 27, 2022


Will Wei Cheng
Chief Executive Officer
DiDi Global Inc.
No. 1 Block B, Shangdong Digital Valley
No. 8 Dongbeiwang West Road
Haidian District, Beijing
People's Republic of China

       Re:    DiDi Global Inc.
              Form 6-K
              Furnished April 18, 2022
              File No. 001-40541

Dear Mr. Cheng:

       We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 6-K Furnished April 18, 2022

General

   1. We note the Company   s announcement of its intentions to hold an
extraordinary general
      meeting of shareholders on May 23, 2022. We also note the Company   s
associated press
      release, attached as Exhibit 99.1, which states that the    [t]he Company
is in full
      cooperation with the cybersecurity review in China    and that the
Company intends    to
      organize a shareholders meeting to vote on the voluntary delisting of the
Company   s
      American Depositary Shares    from the New York Stock Exchange    as soon
as
      practicable, and that in order to better cooperate with the cybersecurity review and rectification measures, the Company will not apply for listing of its shares on any other
      stock exchange before completion of the Delisting.    Revise to elaborate
upon these
      statements to explain the following:
 Will Wei Cheng
DiDi Global Inc.
April 27, 2022
Page 2

             Discuss in greater detail the status of the Company   s
cybersecurity review to include
           details regarding the specific rectification measures required to fully cooperate with such review and how delisting satisfies those measures.
             Discuss in greater detail the risks associated with delisting from the New York Stock
           Exchange and potential trading on the OTC Pink Sheets.
             In light of your announcement on December 3, 2021, furnished on Form 6-K, to delist while ensuring that ADSs will be convertible into freely tradeable shares of the
           Company on another internationally recognized stock exchange    and
your intent to
           pursue a listing on the Main Board of the Hong Kong stock exchange, explain why your stated plans have changed and clarify your expectations for liquidity in the future for your ADSs.

    2. We further note that the    beneficial owners of Class B ordinary shares
of the Company
       have informed the Company that they will vote on a one vote per share basis at the EGM,
       same as holders of Class A ordinary shares.    Please disclose, if true,
that shareholder
       approval of the delisting of ADSs is not required under Cayman Islands
law or NYSE   s
       listing standards and that this is an advisory vote. Explain your plans if a sufficient number of shares do not vote in favor of the delisting. For example, clarify whether the
       Company will continue to pursue a voluntary delisting even if shareholders do not vote in favor. Additionally, please discuss any associated ramifications that such a vote may
       have on the cybersecurity review and, if the Company doesn   t continue
to pursue a
       voluntary delisting, the ramifications and risks on the Company   s
business and
       operations. Also, discuss in greater detail the number of shares outstanding, the percentage of votes of the Class B ordinary shareholders and their voting intentions at the extraordinary general meeting, if known. Specifically state, if true, that you have instructed the Depositary to distribute the notice of meeting and proxy, consistent with
       Section 4.8 of the Depositary Agreement.

    3. We note that Section 63 of your Eleventh Amended and Restated Memorandum of
       Association states that the notice shall specify    the place of the
meeting    the day and
       the hour of the meeting and the general nature of the business.    Aside
from the Notice of
       Extraordinary Meeting provided as Exhibit 99.2 to your Form 6-K, you have not provided a proxy statement that explains the reasons for shareholder action. Advise what consideration was given to providing a more detailed notice or proxy statement that discusses all material issues surrounding or associated with delisting. In doing do, please advise regarding any Cayman Islands requirements to provide a proxy statement or similar information to shareholders.
 Will Wei Cheng
DiDi Global Inc.
April 27, 2022
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Donald Field at 202-551-3680 or Mara Ransom at 202-551-3264 with any questions.


                                                          Sincerely,

                                                          /s/ Mara L. Ransom

                                                          Division of
Corporation Finance
                                                          Office of Trade &
Services